---------------------------
                            UNITED STATES                   OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION  ---------------------------
                       Washington, D.C. 20549        OMB Number:  3235-0145
                                                     Expires:  December 31, 1997
                                                     Estimated average burden
                                                     hours per response....14.90
                                                     ---------------------------


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                          New Horizon Kids Quest, Inc.
---------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   645511 10 6
                         -------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)                Page 1 of 6 pages

CUSIP No. 645511 10 6                13G                       Page 2 of 6 Pages
---------------------                                          -----------------

---------  ---------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           William M. Dunkley
---------  ---------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
---------  ---------------------------------------------------------------------
 3         SEC USE ONLY


---------  ---------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
---------  ---------------------------------------------------------------------
                            5        SOLE VOTING POWER

                                     453,750
              NUMBER OF     -------  -------------------------------------------
               SHARES       6        SHARED VOTING POWER
            BENEFICIALLY
              OWNED BY               0
                EACH        -------  -------------------------------------------
              REPORTING     7        SOLE DISPOSITIVE POWER
               PERSON
                WITH                 651,750
                            -------  -------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     0
---------  ---------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           453,750
---------  ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           X
---------  ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           13.8%
---------  ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
---------  ---------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 6 pages

CUSIP No. 645511 10 6                13G                       Page 3 of 6 Pages
---------------------                                          -----------------

---------  ---------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Susan K. Dunkley
---------  ---------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
---------  ---------------------------------------------------------------------
 3         SEC USE ONLY


---------  ---------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
---------  ---------------------------------------------------------------------
                            5        SOLE VOTING POWER

                                     453,750
              NUMBER OF     -------  -------------------------------------------
               SHARES       6        SHARED VOTING POWER
            BENEFICIALLY
              OWNED BY               0
                EACH        -------  -------------------------------------------
              REPORTING     7        SOLE DISPOSITIVE POWER
               PERSON
                WITH                 255,750
                            -------  -------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     0
---------  ---------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           453,750
---------  ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           X
---------  ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           13.8%
---------  ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
---------  ---------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 3 of 6 pages

Item 1.

         (a)      Name of Issuer:

                  New Horizon Kids Quest, Inc.

         (b)      Address of Issuer's Principal Executive Office:

                  16355 - 36th Avenue North
                  Suite 700
                  Plymouth, MN 55446

Item 2.

         (a)      Name of Person(s) Filing:

                  William M. Dunkley
                  Susan K. Dunkley

         (b)      Address of Principal Business Office:

                  16355 - 36th Avenue North
                  Suite 700
                  Plymouth, MN 55446

         (c)      Citizenship:

                  U.S.A.

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value

         (e)      CUSIP Number:

                  645511 10 6

Item 3.           Not Applicable.

Item 4.           Ownership

         (a)      Amount beneficially owned:

                  William M. Dunkley: 453,750, including (i) 233,750 shares held directly; (ii) 200,000 shares held by a family trust (which shares Mr. Dunkley has the power to vote); and (iii) 20,000 shares which Mr. Dunkley has the right to acquire pursuant to the vested portion of a stock option. Mr. Dunkley's total does not include and he disclaims beneficial ownership of shares owned by Ms. Dunkley, and does not include 198,000 shares held directly by Mr. Dunkley but over which Ms. Dunkley has voting power (and which are included in Ms. Dunkley's beneficial ownership).

                               Page 4 of 6 pages

                  Susan K. Dunkley: 453,750, including (i) 235,750 shares held directly; (ii) 198,000 shares owned by Mr. Dunkley over which Ms. Dunkley has voting power; and (iii) 20,000 shares which Mr. Dunkley has the right to acquire pursuant to the vested portion of a stock option. Ms. Dunkley's total does not include, and she disclaims beneficial ownership of shares held by Mr. Dunkley and 200,000 shares held by a family trust over which Mr. Dunkley has voting power.

         (b)      Percent of Class:

                  William M. Dunkley:                13.8%
                  Susan K. Dunkley:                  13.8%

         (c)      Number of Shares as to Which Such Person Has:

                  (i)            sole power to vote or direct the vote:

                                 William M. Dunkley:                453,750
                                 Susan K. Dunkley:                  453,750

                  (ii)           shared power to vote or direct the vote:

                                 William M. Dunkley:                0
                                 Susan K. Dunkley:                  0

                  (iii)          sole power to dispose or direct the disposition
                                    of:

                                 William M. Dunkley:                651,750
                                 Susan K. Dunkley:                  255,750

                  (iv) shared power to dispose or to direct the disposition of:

                                 William M. Dunkley:                0
                                 Susan K. Dunkley:                  0

Item 5.           Not Applicable.

Item 6.           Not Applicable.

Item 7.           Not Applicable.

Item 8.           Not Applicable.

Item 9.           Not Applicable.

Item 10.          Not Applicable.

                               Page 5 of 6 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 8, 2000




                                        By:  /s/ William M. Dunkley
                                           -------------------------------------

                                           William M. Dunkley



                                        By:  /s/ Susan K. Dunkley
                                           -------------------------------------

                                           Susan K. Dunkley

                               Page 6 of 6 pages

                                    EXHIBIT A

                            To Form 13G (Individuals)

The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."


=============================  =======================  ========================
Record Owner's Relationship    Record Owner's Type      Number of
to Reporting Person            of Ownership             Shares
-----------------------------  -----------------------  ------------------------
New Horizon Enterprises,       Indirect                 Option to
Inc., a corporation of                                  purchase
which the reporting person                              100,000
is a director and                                       shares
shareholder
=============================  =======================  ========================

These shares are not reported in Item 4(a) and are noted here for information.